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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               Amendment No.   2

                               EQUUS II, LIMITED

                                     COMMON

                               CUSIP:  294766100

                               December 31, 1995


      Check the following box if a fee is being paid with this statement _


(1) Names of Reporting Persons S.S. or I.R.S.       Wachovia Corporation
Identification Nos. of Above Persons                56-1473727
(2) Check the Appropriate Box if a Member of a
Group (See Instructions)                            (a) N/A
                                                    (b) N/A
(3) SEC Use Only
(4) Citizenship or Place of Organization            North Carolina
Number of Shares Beneficially Owned by Each
Reporting Person With
                      (5) Sole Voting Power                        170,000
                      (6) Shared Voting Power                            0
                      (7) Sole Dispositive Power                   170,000
                      (8) Shared Dispositive Power                       0
(9) Aggregate Amount Beneficially Owned by Each
    Reporting Person                                               170,000
    (10) Check if Aggregate Amount in Row 9 Excludes
    Certain Shares (See Instructions)
(11) Percent of Class Represented by Amount in
Row 9                                                       5.8%
(12) Type of Reporting Person
     (See Instructions)                                       HC


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ITEM 7    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
          SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          The securities to which this report relates are held by Wachovia Bank of North Carolina, NA, Wachovia Bank of
          Georgia, NA and Wachovia Bank of South Carolina, NA as trustees. (See Exhibit A.)

          This filing should not be construed as an admission that the trustees or their parent, Wachovia Corporation, are, for the purposes of Section 13(d) or 13(g) of the Act, beneficial owners of any securities covered by this statement.

ITEM 10   CERTIFICATION:

          BY SIGNING BELOW, I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE NOT ACQUIRED FOR THE PURPOSE OF AND DO NOT HAVE THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF SUCH SECURITIES AND WERE NOT ACQUIRED IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSES OR EFFECT.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  February 15, 1996

FOR:   Wachovia Corporation


BY:
       -----------------------------------------
       Attorney-in-Fact
       Ricky B. Nicks, Executive Vice President
       Wachovia Operational Services Corporation
       (Authorized by Wachovia Corporation under a limited power of attorney filed with the Schedule 13G for Atlanta Gas Light Company, CUSIP 047753108, filed by Wachovia Corporation on February 15, 1996.)

                                   EXHIBIT A

The following entities agree that this Schedule 13G is filed on their behalf by the Wachovia Corporation.


                                         IRS IDENTIFICATION
             SUBSIDIARY                       NUMBER                    ITEM 3 CLASSIFICATION
Wachovia Bank of Georgia, N.A.              58-0242985       Bank as defined by section 3(a)(6) of the Act
Wachovia Bank of North Carolina, N.A.       56-0927594       Bank as defined by section 3(a)(6) of the Act
Wachovia Bank of South Carolina, N.A.       57-0539952       Bank as defined by section 3(a)(6) of the Act


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